

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

September 23, 2014

Via E-mail
T. Michael Price
President and Chief Executive Officer
First Commonwealth Financial Corp
601 Philadelphia Street
Indiana, PA 15701

> **Re: First Commonwealth Financial Corp**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-11138**

Dear Mr. Price:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Item1. Business

1. In future filings provide a narrative discussion of each category in your loan portfolio including:

    - the composition of each loan category;
    - any risks that are unique to each category;
    - a brief description of your underwriting criteria for each category (including subcategories such as indirect auto lending) and
    - whether you engage in subprime lending.

Please provide us with a draft of your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3491 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director